Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Provide Updated Data From Phase 2 Study Evaluating DPX-Survivac in Combination with Merck's Keytruda® in DLBCL

Abstract on the study accepted at the 2019 ICML Meeting

Dartmouth, Nova Scotia; May 3, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), the clinical stage immuno-oncology corporation, today announced that the 2019 International Conference on Malignant Lymphoma (ICML) will publish an abstract on the company's combination immunotherapy trial titled, "Phase 2 Study: DPX-Survivac with Intermittent Low Dose Cyclophosphamide and Pembrolizumab in Patients with recurrent/refractory Diffuse Large B-Cell Lymphoma - The SPiReL trial."

"DLBCL is our first indication for DPX-Survivac in combination with Merck's' Keytruda® (pembrolizumab) and we have been encouraged by the previously announced early data in this patient population with rapidly progressing cancer and short life expectancy," said Frederic Ors, Chief Executive Officer at IMV. "Given the high level of unmet need in recurrent/refractory DLBCL, we look forward to working with our partners at Sunnybrook Research Institute to provide an update on this important program."

ICML will publish the full trial-in-progress abstract on June 12, 2019 via the 15-ICML ABSTRACT BOOK, a supplement to Hematological Oncology. IMV will provide an update on the Phase 2 clinical data related to this study at that time.

ABOUT THE SPiReL Study

SPiReL (DPX-Survivac with Low Dose Cyclophosphamide administered with Pembrolizumab in Patients with persistent or Recurrent/refractory Diffuse Large B-Cell Lymphoma) is a Phase 2 non-randomized, multi-centre, open-label study. Primary Investigator Neil Berinstein, MD, Affiliate Scientist, Sunnybrook Research Institute, Professor of Medicine/Immunology, University of Toronto, is leading the trial, which is expected to enroll 25 evaluable participants whose recurrent DLBCL expresses survivin, a tumor antigen expressed in approximately 60 percent of DLBCL patients. The study's primary endpoint is to document the objective response rate. Secondary objectives include measuring tumor regression, and documenting the toxicity profile and durations of response. In addition, researchers will perform analyses to assess circulating antigen specific immune responses and changes in tumor-infiltrating T cell immune responses within the tumor microenvironment. Investigators also plan to assess potential biomarkers of immune and clinical response.

ABOUT IMCL

The International Conference on Malignant Lymphoma (ICML) is focused on the scientific community involved in the study and treatment of lymphoid neoplasms. The main aim of ICML is to facilitate the presentation of the most recent data—basic, translational and clinical—on lymphoma and encourage the discussion among hematologists, clinical oncologists, radiation oncologists, pediatricians, pathologists, and leading researchers from all over the world.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA:
Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com

INVESTOR RELATIONS:
Marc Jasmin, Senior Director, Investor Relations and Communications

O: (902) 492-1819 ext : 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com